REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of The Pacific Lumber Company:

          We have audited the accompanying consolidated balance sheets of The Pacific Lumber Company (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pacific Lumber Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                        ARTHUR ANDERSEN LLP


San Francisco, California
January 30, 1998

(Except for the matter discussed in the fourth paragraph of Note 9 as to which the date is February 27, 1998.)

                THE PACIFIC LUMBER COMPANY AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEET
                         (IN THOUSANDS OF DOLLARS)


                                                           December 31,
                                                   --------------------------
                                                        1997          1996
                                                   ------------  ------------
                      ASSETS
Current assets:
     Cash and cash equivalents                     $     31,768  $     26,027
     Receivables:
          Trade                                          19,216        18,080
          Other                                           2,123         2,514
     Inventories                                         56,079        65,690
     Prepaid expenses and other current assets           12,898         5,329
                                                   ------------  ------------
               Total current assets                     122,084       117,640
Timber and timberlands, net of accumulated
     depletion of $236,824 and $221,063,
     respectively                                       321,206       324,986
Property, plant and equipment, net of accumulated
     depreciation of $82,070 and $73,772,
     respectively                                        96,292        95,515
Deferred financing costs, net                            17,912        20,003
Deferred income taxes                                    27,018        34,639
Restricted cash                                          28,434        29,967
Other assets                                              4,186         6,424
                                                   ------------  ------------
                                                   $    617,132  $    629,174
                                                   ============  ============

      LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
     Accounts payable                              $      3,538  $      3,765
     Accrued compensation and related benefits           12,365         9,673
     Accrued interest                                    19,650        20,211
     Deferred income taxes                                9,671        10,173
     Other accrued liabilities                            1,042         2,325
     Long-term debt, current maturities                  19,429        16,258
                                                   ------------  ------------
               Total current liabilities                 65,695        62,405
Long-term debt, less current maturities                 545,571       555,596
Other noncurrent liabilities                             27,991        25,887
                                                   ------------  ------------
               Total liabilities                        639,257       643,888
                                                   ------------  ------------
Contingencies

Stockholder's deficit:
     Common stock, $.01 par value, 100 shares
          authorized and issued                               -             -
     Additional capital                                 157,520       157,520
     Accumulated deficit                               (179,645)     (172,234)
                                                   ------------  ------------
               Total stockholder's deficit              (22,125)      (14,714)
                                                   ------------  ------------
                                                   $    617,132  $    629,174
                                                   ============  ============

The accompanying notes are an integral part of these financial statements.



                THE PACIFIC LUMBER COMPANY AND SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF OPERATIONS
                         (IN THOUSANDS OF DOLLARS)



                                                    Years Ended December 31,
                                           ----------------------------------------
                                                1997          1996          1995
                                           ------------  ------------  ------------
Net sales:
     Lumber and logs                       $    235,588  $    225,017  $    197,320
     Other                                       25,789        19,832        24,619
                                           ------------  ------------  ------------
                                                261,377       244,849       221,939
                                           ------------  ------------  ------------

Operating expenses:
     Cost of goods sold                         147,372       136,335       116,445
     Selling, general and administrative
          expenses                               12,915        14,570        14,992
     Depletion and depreciation                  26,525        27,644        25,927
                                           ------------  ------------  ------------
                                                186,812       178,549       157,364
                                           ------------  ------------  ------------

Operating income                                 74,565        66,300        64,575

Other income (expense):
     Investment, interest and other
          income                                  2,516         4,209         3,928
     Interest expense                           (53,613)      (54,456)      (55,462)
                                           ------------  ------------  ------------
Income before income taxes                       23,468        16,053        13,041
Provision in lieu of income taxes                (7,879)       (6,107)       (6,480)
                                           ------------  ------------  ------------
Net income                                 $     15,589  $      9,946  $      6,561
                                           ============  ============  ============

The accompanying notes are an integral part of these financial statements.

                THE PACIFIC LUMBER COMPANY AND SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF CASH FLOWS
                         (IN THOUSANDS OF DOLLARS)


                                                    Years Ended December 31,
                                           ----------------------------------------
                                                1997          1996          1995
                                           ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                            $     15,589  $      9,946  $      6,561
     Adjustments to reconcile net income
          to net cash provided by
          operating activities:
          Depletion and depreciation             26,525        27,644        25,927
          Amortization of deferred
               financing costs                    2,091         2,394         2,269
          Net loss on asset dispositions             67             6           419
          Increase (decrease) in cash
               resulting from changes in:
               Receivables                         (740)          803         5,913
               Inventories, net of
                    depletion                     8,039         7,304        (7,301)
               Prepaid expenses and other
                    current assets               (5,331)          682        (3,273)
               Accounts payable                    (548)         (164)          589
               Accrued interest                    (561)         (455)         (443)
               Accrued and deferred income
                    taxes                         7,425         7,135         7,572
               Other liabilities                  3,513        (8,046)        7,406
          Other                                       -           (12)          423
                                           ------------  ------------  ------------
               Net cash provided by
                    operating activities         56,069        47,237        46,062
                                           ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Net proceeds from sale of assets               226           115            13
     Capital expenditures                       (12,788)      (14,552)       (9,140)
                                           ------------  ------------  ------------
               Net cash used for investing
                    activities                  (12,562)      (14,437)       (9,127)
                                           ------------  ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Dividends paid                             (23,000)      (20,500)      (22,000)
     Redemptions, repurchase of and
          principal payments on long-term
          debt                                  (16,299)      (14,153)      (13,670)
     Incurrence of financing costs                    -             -          (150)
     Decrease in restricted cash                  1,533         1,400         1,035
                                           ------------  ------------  ------------
               Net cash used for financing
                    activities                  (37,766)      (33,253)      (34,785)
                                           ------------  ------------  ------------
NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS                                  5,741          (453)        2,150
CASH AND CASH EQUIVALENTS AT BEGINNING OF
     YEAR                                        26,027        26,480        24,330
                                           ------------  ------------  ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR   $     31,768  $     26,027  $     26,480
                                           ============  ============  ============

The accompanying notes are an integral part of these financial statements.


                THE PACIFIC LUMBER COMPANY AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.        BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES

     BASIS OF PRESENTATION

          The consolidated financial statements include the accounts of The Pacific Lumber Company and its wholly owned subsidiaries, collectively referred to herein as the "Company."
The Company is an indirect wholly owned subsidiary of MAXXAM
Group Inc. ("MGI").  MGI is a wholly owned subsidiary of MAXXAM
Group Holdings Inc. ("MGHI") which is a wholly owned subsidiary of MAXXAM Inc. ("MAXXAM"). Pacific Lumber's principal wholly owned subsidiaries are Scotia Pacific Holding Company ("Scotia
Pacific") and Salmon Creek Corporation ("Salmon Creek"). Intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior years' financial statements to be consistent with the current year's presentation.

          The Company grows and harvests redwood and Douglas-fir timber, mills logs into lumber and manufactures lumber into a variety of finished products. Housing, construction and remodeling are the principal markets for the Company's lumber products. Export sales approximate 6% of the Company's sales. A significant portion of the Company's sales are made to third parties located west of the Mississippi River.

     USE OF ESTIMATES AND ASSUMPTIONS

          The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect (i) the reported amounts of assets and liabilities,
(ii) the disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published and (iii) the reported amount of revenues and expenses recognized during each period presented. The Company reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the effect of any necessary adjustments prior to their publication. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the subsequent resolution of any one of the contingent matters described in Note 8 could differ materially from current estimates. The results of an adverse resolution of such uncertainties could have a material effect on the Company's consolidated financial position, results of operations or liquidity.

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Cash Equivalents
          Cash equivalents consist of highly liquid money market instruments with original maturities of three months or less.

          Marketable Securities
          Marketable securities are carried at fair value. The cost of the securities sold is determined using the first-in, first-out method. Included in investment, interest and other income for the years ending 1997, 1996 and 1995 were net realized gains of $40,000, $52,000 and $478,000, respectively.

          Inventories
          Inventories are stated at the lower of cost or market value. Cost is determined using the last-in, first-out ("LIFO") method.

          Timber and Timberlands
          Timber and timberlands are stated at cost, net of accumulated depletion. Depletion is computed utilizing the unit-of-production method based upon estimates of timber values and quantities.

          Property, Plant and Equipment
          Property, plant and equipment, including capitalized interest, is stated at cost, net of accumulated depreciation. Depreciation is computed utilizing the straight-line method at rates based upon the estimated useful lives of the various classes of assets.

          Deferred Financing Costs
          Costs incurred to obtain financing are deferred and amortized over the estimated term of the related borrowing.

          Restricted Cash and Concentrations of Credit Risk
          Restricted cash represents the amount deposited into an account (the "Liquidity Account") held by the Trustee under the Indenture governing the 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes") of Scotia Pacific. See Note 4. The Liquidity Account is not available, except under certain limited circumstances, for Scotia Pacific's working capital purposes; however, it is available to pay the Rated Amortization (as defined in Note 4) and interest on the Timber Notes if and to the extent that cash flows are insufficient to make such payments. The required Liquidity Account balance will generally decline as principal payments are made on the Timber Notes. Investment, interest and other income for the years ended December 31, 1997, 1996 and 1995 includes interest of approximately $2,336,000, $2,457,000 and $2,560,000, respectively, attributable to an investment rate agreement (at 7.95% per annum) with the financial institution which holds the Liquidity Account.

          At December 31, 1997 and 1996, cash and cash equivalents include $17,784,000 and $17,600,000, respectively, (the "Payment Account") which is reserved for debt service payments on the Timber Notes (see Note 4). The Payment Account and the Liquidity Account are each held by a different financial institution. In the event of nonperformance by such financial institutions, the Company's exposure to credit loss is represented by the amounts deposited plus any unpaid accrued interest thereon. The Company mitigates its concentrations of credit risk with respect to these restricted cash deposits by maintaining them at high credit quality financial institutions and monitoring the credit ratings of these institutions.

          Fair Value of Financial Instruments
          The carrying amounts of cash equivalents and restricted cash approximate fair value. Marketable securities are carried at fair value which is determined based on quoted market prices. As of December 31, 1997 and 1996, the estimated fair value of long-term debt, including current maturities, was $584,423,000 and $579,102,000, respectively. The estimated fair value of long-term debt is determined based on the quoted market prices for the Timber Notes and the Company's 10-1/2% Senior Notes due 2003 (the "Senior Notes"), and on the current rates offered for borrowings similar to the Company's other debt. Some of the Company's publicly traded debt issues are thinly traded financial instruments; accordingly, their market prices at any balance sheet date may not be representative of the prices which would be derived from a more active market.

2.        INVENTORIES

          Inventories consist of the following (in thousands):


                                                        December 31,
                                                ---------------------------
                                                     1997          1996
                                                ------------- -------------
Lumber                                          $      41,737 $      46,882
Logs                                                   14,342        18,808
                                                ------------- -------------
                                                $      56,079 $      65,690
                                                ============= =============



3.        PROPERTY, PLANT AND EQUIPMENT

          The major classes of property, plant and equipment are as follows (dollar amounts in thousands):



                                        Estimated           December 31,
                                                    --------------------------
                                       Useful Lives      1997          1996
                                      ------------- ------------  ------------
Machinery and equipment                5 - 15 years $    126,079  $    123,909
Buildings                                  33 years       36,217        34,285
Logging roads                              15 years       16,066        11,093
                                                    ------------  ------------
                                                         178,362       169,287
Less:  accumulated depreciation                          (82,070)      (73,772)
                                                    ------------  ------------
                                                    $     96,292  $     95,515
                                                    ============  ============


          Depreciation expense for the years ended December 31, 1997, 1996 and 1995 was $9,191,000, $8,850,000 and $9,185,000, respectively.

4.        LONG-TERM DEBT

          Long-term debt consists of the following (in thousands):



                                                        December 31,
                                                --------------------------
                                                     1997          1996
                                                ------------  ------------
7.95% Scotia Pacific Timber Collateralized
     Notes due through July 20, 2015            $    319,965  $    336,130
10-1/2% Pacific Lumber Senior Notes due March
     1, 2003                                         235,000       235,000
Revolving Credit Agreement                             9,445             -
Other                                                    590           724
                                                ------------  ------------
                                                     565,000       571,854
Less: current maturities                             (19,429)      (16,258)
                                                ------------  ------------
                                                $    545,571  $    555,596
                                                ============  ============



          The indenture governing the Timber Notes (the "Timber Note Indenture") prohibits Scotia Pacific from incurring any additional indebtedness for borrowed money and generally limits the business activities of Scotia Pacific to the ownership and operation of its timber and timberlands. The Timber Notes are senior secured obligations of Scotia Pacific and are not obligations of, or guaranteed by, the Company or any other person. The Timber Notes are secured by a lien on (i) Scotia Pacific's timber and timberlands (representing $154,288,000 of the Company's consolidated balance at December 31, 1997), (ii) Scotia Pacific's contract rights and certain other assets, (iii) the funds deposited in the Payment Account and the Liquidity Account, and (iv) substantially all of Scotia Pacific's other property and equipment.

          The Timber Notes are structured to link, to the extent of available cash, the deemed depletion of Scotia Pacific's timber (through the harvest and sale of logs) to the required amortization of the Timber Notes. The required amount of amortization due on any Timber Note payment date is determined by various mathematical formulas set forth in the Timber
Note Indenture. The minimum amount of principal which Scotia Pacific must pay (on a cumulative basis) through any Timber Note payment date in order to avoid an Event of Default (as defined) is referred to as rated amortization ("Rated Amortization"). If all payments of principal are made in accordance with Rated Amortization, the payment date on which Scotia Pacific will pay the final installment of principal is July 20, 2015. The amount of principal which Scotia Pacific must pay through each Timber Note payment date in order to avoid prepayment or deficiency premiums is referred to as scheduled amortization ("Scheduled Amortization"). If all payments of principal are made in accordance with Scheduled Amortization, the payment date on which Scotia Pacific will pay the final installment of principal is July 20, 2009.

          Principal and interest on the Timber Notes are payable semi-annually on January 20 and July 20. On January 20, 1998, Scotia Pacific paid $10,773,000 of principal on the Timber Notes. The Timber Notes are redeemable at the option of Scotia Pacific, in whole but not in part, at any time. The redemption price of the Timber Notes is equal to the sum of the principal amount, accrued interest and a prepayment premium calculated based upon the yield of like-term Treasury securities plus 50 basis points.

          Interest on the Senior Notes is payable semi-annually on March 1 and September 1. The Senior Notes are redeemable at the option of the Company, in whole or in part, on or after March 1, 1998, at a price of 103% of the principal amount plus accrued interest. The redemption price is reduced annually until March 1, 2000, after which time the Senior Notes are redeemable at par. The Senior Notes are unsecured and are senior indebtedness of the Company; however, they are effectively subordinated to the Timber Notes. The indenture governing the Senior Notes contains various covenants which, among other things, limit the Company's ability to incur additional indebtedness and liens, to engage in transactions with affiliates, to make investments and to pay dividends.

          On October 9, 1997, the Company amended its revolving credit agreement with a bank (the "Revolving Credit Agreement") to extend the date on which it expires to May 31, 2000. Borrowings under the Revolving Credit Agreement are secured by the Company's trade receivables and inventories, with interest currently computed at the bank's reference rate plus 1-1/4% or the bank's offshore rate plus 2-1/4%. The Revolving Credit Agreement provides for borrowings of up to $60,000,000, of which $20,000,000 may be used for standby letters of credit and $30,000,000 is restricted to timberland acquisitions. Borrowings made pursuant to the portion of the credit facility restricted to timberland acquisitions would also be secured by the purchased timberlands. As of December 31, 1997, $35,484,000 of borrowings was available under the Revolving Credit Agreement, of which $4,929,000 was available for letters of credit and $20,554,000 was restricted to timberland acquisitions. $9,445,000 of borrowings were outstanding as of December 31, 1997, and letters of credit outstanding amounted to $15,071,000. The Revolving Credit Agreement contains covenants substantially similar to those contained in the indenture governing the Senior Notes.

          As of December 31, 1997, under the most restrictive covenants contained in the indentures governing the Senior Notes, the Timber Notes and the Revolving Credit Agreement, the Company could pay approximately $15,900,000 of dividends.

          Scheduled maturities of long-term debt outstanding at December 31, 1997, using the Scheduled Amortization for the Timber Notes, are as follows: years ending December 31, 1998 - $19,429,000; 1999 - $24,107,000;
2000 - $26,426,000; 2001 - $27,189,000; 2002 - $27,213,000; thereafter -
$440,636,000.

5.        PROVISION IN LIEU OF INCOME TAXES

          Income taxes are determined using an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.
Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

          The Company and its subsidiaries are members of MAXXAM's consolidated return group for federal income tax purposes. The Company's tax allocation agreement with MAXXAM (the "Tax Allocation Agreement") provides that the Company, excluding its wholly owned subsidiaries ("Pacific Lumber"), is liable to MAXXAM for the federal consolidated income tax liability of Pacific Lumber, Scotia Pacific and certain other subsidiaries of Pacific Lumber (but excluding Salmon Creek) (collectively, the "PL Subgroup") computed as if the PL Subgroup was a separate affiliated group of corporations which was never connected with MAXXAM. The Tax Allocation Agreement further provides that Salmon Creek is liable to MAXXAM for its federal income tax liability computed as if Salmon Creek was a separate corporation which was never affiliated with MAXXAM.

          The provision in lieu of income taxes on income before income taxes and extraordinary item consists of the following (in thousands):



                                                 Years Ended December 31,
                                        -----------------------------------------
                                             1997          1996          1995
                                        ------------- ------------- -------------
Current:
     Federal provision in lieu of
          income taxes                  $         369 $         189 $         239
     State and local                              391            28            61
                                        ------------- ------------- -------------
                                                  760           217           300
                                        ------------- ------------- -------------
Deferred:
     Federal provision in lieu of
          income taxes                          6,851         5,613         4,755
     State and local                              268           277         1,425
                                        ------------- ------------- -------------
                                                7,119         5,890         6,180
                                        ------------- ------------- -------------
                                        $       7,879 $       6,107 $       6,480
                                        ============= ============= =============


          A reconciliation between the provision in lieu of income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes is as follows (in thousands):


                                                 Years Ended December 31,
                                        -----------------------------------------
                                             1997          1996          1995
                                        ------------  ------------  -------------
Income before income taxes              $     23,468  $     16,053  $      13,041
                                        ============  ============  =============
Amount of federal income tax based
     upon the statutory rate            $      8,213  $      5,619  $       4,564
Revision of prior years' tax estimates        (1,134)         (981)           651
State and local taxes, net of federal
     tax effect                                  428         1,080            966
Expenses for which no federal tax
     benefit is available                        176           489              -
Other                                            196          (100)           299
                                        ------------  ------------  -------------
                                        $      7,879  $      6,107  $       6,480
                                        ============  ============  =============



          Revision of prior years' tax estimates as shown in the table above primarily include amounts for the reversal of reserves which the Company no longer believes are necessary. Generally, the reversal of reserves relates to the expiration of the relevant statute of limitations with respect to certain income tax returns or the resolution of specific income tax matters with the relevant tax authorities. For the years ended December 31, 1996 and 1995, the reversal of reserves which the Company believes are no longer necessary resulted in a credit to the income tax provision of $883,000 and $127,000, respectively. There was no reversal of reserves for the year ended December 31, 1997.

          The components of the Company's net deferred income tax assets (liabilities) are as follows (in thousands):


                                                        December 31,
                                                --------------------------
                                                     1997          1996
                                                ------------  ------------
Deferred income tax assets:
     Timber and timberlands                     $     25,800  $     28,992
     Loss and credit carryforwards                    14,619        22,089
     Other liabilities and other                      12,407         8,468
     Valuation allowances                             (2,795)       (1,884)
                                                ------------  ------------
          Total deferred income tax assets,
               net                                    50,031        57,665
                                                ------------  ------------
Deferred income tax liabilities:
     Inventories                                     (15,803)      (15,102)
     Property, plant and equipment                   (12,771)      (15,917)
     Other                                            (4,110)       (2,180)
                                                ------------  ------------
          Total deferred income tax
               liabilities                           (32,684)      (33,199)
                                                ------------  ------------

Net deferred income tax assets                  $     17,347  $     24,466
                                                ============  ============


          A principal component of the net deferred income tax assets listed above relates to the excess of the tax basis over financial statement basis with respect to timber and timberlands. The Company believes that it is more likely than not that this net deferred income tax asset will be realized, based primarily upon the estimated value of its timber and timberlands which is well in excess of its tax basis. The valuation allowances listed above relate to loss and credit carryforwards. The Company evaluated all appropriate factors to determine the proper valuation allowances for loss and credit carryforwards. These factors included any limitations concerning use of the carryforwards, the year the carryforwards expire and the levels of taxable income necessary for utilization. The Company has concluded that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided.

          Included in the net deferred income tax assets listed above are $15,735,000 and $22,586,000 at December 31, 1997 and 1996, respectively, which are recorded pursuant to the Tax Allocation Agreement with MAXXAM.

          The following table presents the Company's estimated tax attributes, for federal income tax purposes, under the terms of the Tax Allocation Agreement at December 31, 1997 (in thousands):



                                                                 Expiring
                                                                 Through
                                                              -------------
Regular Tax Attribute Carryforwards:
     Net operating losses                       $      31,589      2012
     Charitable contribution deduction                     99      2002
     Minimum tax credit                                   733    Indefinite

Alternative Minimum Tax Attribute
     Carryforwards:
     Net operating losses                       $       1,929       2012



6.        EMPLOYEE BENEFIT PLANS

     RETIREMENT PLAN

          The Company has a defined benefit plan which covers all employees of the Company. Under the plan, employees are eligible for benefits at age 65 or earlier, if certain provisions are met. The benefits are determined under a career average formula based on each year of service with the Company and the employee's compensation for that year. The Company's funding policy is to contribute annually an amount at least equal to the minimum cash contribution required by The Employee Retirement Income Security Act of 1974, as amended.

          A summary of the components of net periodic pension cost is as follows (in thousands):


                                       Years Ended December 31,
                              ----------------------------------------
                                   1997          1996          1995
                              ------------  ------------  ------------
Service cost - benefits
     earned during the year   $      1,937  $      1,903  $      1,483
Interest cost on projected
     benefit obligation              1,892         1,682         1,693
Actual gain on plan assets          (3,988)       (2,762)       (3,900)
Net amortization and deferral        2,451         1,448         2,460
                              ------------  ------------  ------------
Net periodic pension cost     $      2,292  $      2,271  $      1,736
                              ============  ============  ============


          The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet (in thousands):


                                                        December 31,
                                                --------------------------
                                                     1997          1996
                                                ------------  ------------
Actuarial present value of accumulated plan
     benefits:
     Vested benefit obligation                  $     22,181  $     18,506
     Non-vested benefit obligation                     2,176         1,371
                                                ------------  ------------
          Total accumulated benefit obligation  $     24,357  $     19,877
                                                ============  ============

Projected benefit obligation                    $    28,940   $     23,582
Plan assets at fair value, primarily equity
     and debt securities                            (25,872)       (21,800)
                                                -----------   ------------
Projected benefit obligation in excess of plan
     assets                                           3,068          1,782
Unrecognized net transition asset                        12             18
Unrecognized net gain                                 4,226          2,855
Unrecognized prior service cost                        (950)           (39)
                                                -----------   ------------
          Accrued pension liability             $     6,356   $      4,616
                                                ===========   ============


          The assumptions used in accounting for the defined benefit plan were as follows (in thousands):



                                                  1997          1996          1995
                                             ------------- ------------- -------------
Rate of increase in compensation levels               5.0%          5.0%          5.0%
Discount rate                                        7.25%          7.5%         7.25%
Expected long-term rate of return on assets           8.0%          8.0%          8.0%


     POSTRETIREMENT MEDICAL BENEFITS

          The Company has an unfunded benefit plan for certain postretirement medical benefits which covers substantially all employees of the Company. Participants of the plan are eligible for certain health care benefits upon termination of employment and retirement and commencement of pension benefits. Participants make contributions for a portion of the cost of their health care benefits. The expected costs of postretirement medical benefits are accrued over the period the employees provide services to the date of their full eligibility for such benefits.

          A summary of the components of net periodic postretirement medical benefit cost is as follows (in thousands):



                                                 Years Ended December 31,
                                        ----------------------------------------
                                             1997          1996          1995
                                        ------------  ------------  ------------
Service cost - medical benefits earned
     during the year                    $        287  $        332  $        228
Interest cost on accumulated
     postretirement medical benefit
     obligation                                  362           415           317
Net amortization and deferral                    (42)            -           (53)
                                        ------------  ------------  ------------
Net periodic postretirement medical
     benefit cost                       $        607  $        747  $        492
                                        ============  ============  ============



          The postretirement medical benefit liability recognized in the Company's Consolidated Balance Sheet is as follows (in thousands):



                                                        December 31,
                                                --------------------------
                                                     1997          1996
                                                ------------  ------------
Retirees                                        $        710  $      1,182
Actives eligible for benefits                            893           905
Actives not eligible for benefits                      3,434         3,818
                                                ------------  ------------
     Accumulated postretirement medical
          benefit obligation                           5,037         5,905
Unrecognized net gain (loss)                           1,003           (86)
                                                ------------  ------------
     Postretirement medical benefit liability   $      6,040  $      5,819
                                                ============  ============



          The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 10.0% for 1998 and is assumed to decrease gradually to 5.5% in 2009 and remain at that level thereafter. Each one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement medical benefit obligation as of December 31, 1997 by approximately $655,000 and the aggregate of the service and interest cost components of net periodic postretirement medical benefit cost by approximately $112,000.

          The discount rates used in determining the accumulated postretirement medical benefit obligation were 7.25% and 7.5% at December 31, 1997 and 1996, respectively.

     EMPLOYEE SAVINGS PLAN

          The Company's employees are eligible to participate in a defined contribution savings plan sponsored by MAXXAM. This plan is designed to enhance the existing retirement programs of participating employees. Employees may elect to defer up to 16% of their base compensation to the plan. For those participants who have elected to defer a portion of their compensation to the plan, the Company's contributions consist of matching contributions of up to 4% of the base compensation of participants. The cost to the Company of this plan was $1,516,000, $1,388,000 and $1,281,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     WORKERS' COMPENSATION BENEFITS

          The Company is self-insured for workers' compensation benefits. Included in accrued compensation and related benefits and other noncurrent liabilities are accruals for workers' compensation claims amounting to $10,800,000 and $8,000,000 at December 31, 1997 and 1996, respectively.
Workers' compensation expenses amounted to $4,381,000, $2,409,000 and $3,302,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

7.        RELATED PARTY TRANSACTIONS

          MAXXAM provides the Company with personnel, insurance, legal, accounting, financial, and certain other services. MAXXAM is compensated by the Company through the payment of a fee representing the reimbursement of actual out-of-pocket expenses incurred by MAXXAM, including, but not limited to, labor costs of personnel of MAXXAM rendering services to the Company. Charges by MAXXAM for such services were $1,358,000, $1,664,000 and $1,694,000, for the years ended December 31, 1997, 1996, and 1995, respectively. The Company believes that the services being rendered are on terms not less favorable to the Company than those which would be obtainable from unaffiliated third parties.

          An agreement with Britt Lumber Co., Inc., an indirect wholly owned subsidiary of MGI ("Britt"), governs, among other things, the sale of logs and lumber by the Company and Britt to each other and the sale of hog fuel (wood residue) by Britt to the Company. The logs which the Company sells to Britt are sold at approximately 75% of the applicable price for such species and category as established by the California State Board of Equalization, which reflects the lower quality of these logs. Logs which either the Company or Britt purchases from third parties and which are then sold to each other are transferred at the actual cost of such logs. Hog fuel is sold to the Company by Britt at applicable market prices. Net sales for the years ended December 31, 1997, 1996 and 1995 include revenues of $13,907,000, $14,710,000 and $13,627,000, respectively, from Britt. The
Company recognized operating income of $6,505,000, $6,784,000 and $5,527,000 on these revenues for the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996, receivables include $1,049,000 and $1,281,000, respectively, related to these affiliate sales.

          All of the Company's issued and outstanding common stock is pledged as collateral for MGI's $100,000,000 11-1/4% Senior Secured Notes due 2003 and $125,720,000 12-1/4% Senior Secured Discount Notes due 2003 (collectively, the "MGI Notes"). MGI conducts its operations primarily through subsidiary companies. The Company represents the substantial portion of MGI's assets and operations. The indenture governing the MGI Notes requires the Company's board of directors to declare and pay dividends on the Company's common stock to the maximum extent permitted by any consensual restriction or encumbrance on the Company's ability to declare and pay dividends, unless the Board determines in good faith that such declaration and payment would be detrimental to the capital or other operating needs of the Company.

8.        STOCKHOLDER'S DEFICIT

Changes in stockholder's deficit were (in thousands):



                                      Common
                                      Stock       Additional   Accumulated
                                    ($.01 Par)     Capital       Deficit        Total
                                  ------------  ------------  ------------  ------------
Balance, January 1, 1995          $          -  $    157,520  $   (146,241) $     11,279
     Net income                              -             -         6,561         6,561
     Dividends                               -             -       (22,000)      (22,000)
                                  ------------  ------------  ------------  ------------
Balance, December 31, 1995                   -       157,520      (161,680)       (4,160)
     Net income                              -             -         9,946         9,946
     Dividends                               -             -       (20,500)      (20,500)
                                  ------------  ------------  ------------  ------------
Balance, December 31, 1996                   -       157,520      (172,234)      (14,714)
     Net income                              -             -        15,589        15,589
     Dividends                               -             -       (23,000)      (23,000)
                                  ------------  ------------  ------------  ------------
Balance, December 31, 1997        $          -  $    157,520  $   (179,645) $   (22,125)
                                  ============  ============  ============  ============




9.        CONTINGENCIES

          The Company's business is subject to a variety of California and federal laws and regulations dealing with timber harvesting, threatened and endangered species and habitat for such species, and air and water quality. Compliance with such laws and regulations plays a significant role in the Company's business. While compliance with such laws, regulations and judicial and administrative interpretations, together with the cost of litigation incurred in connection with certain timber harvesting operations, have increased the costs of the Company, they have not had a significant adverse effect on its financial position, results of operations or liquidity. However, these laws and related administrative actions and legal challenges have severely restricted the ability of the Company to harvest virgin old growth timber on its timberlands, and to a lesser extent, residual old growth timber.

          On September 28, 1996, the Company (on behalf of itself, its subsidiaries and affiliates) and MAXXAM (collectively, the "Pacific Lumber Parties") entered into an agreement with the United States and California ("Headwaters Agreement") which provides the framework for the acquisition by the United States and California of approximately 5,600 acres of the Company's timberlands. These timberlands are commonly referred to as the Headwaters Forest and the Elk Head Springs Forest (collectively, the "Headwaters Timberlands"). A substantial portion of the Headwaters Timberlands consists of virgin old growth timberlands. Approximately 4,900 of these acres are owned by Salmon Creek, with the remaining acreage being owned by Scotia Pacific (the Company having harvesting rights on approximately 300 of such acres). The Headwaters Timberlands would be transferred in exchange for (a) property and other consideration from the United States and California having an aggregate fair market value of $300 million, and (b) approximately 7,755 acres of adjacent timberlands (the "Elk River Timberlands") to be acquired from a third party. As part of the Headwaters Agreement, the Pacific Lumber Parties agreed to not enter the Headwaters Forest or the Elk Head Springs Forest to conduct any logging or salvage operations.

          Closing of the Headwaters Agreement is subject to various conditions, including federal and California funding, approval of a sustained yield plan ("SYP"), approval of a habitat conservation plan covering multiple species ("Multi-Species HCP") and issuance of a related incidental take permit (the "Permit") and the issuance of certain tax agreements satisfactory to the Pacific Lumber Parties.

          In November 1997, President Clinton signed an appropriations bill which contains authorization for the expenditure of $250 million of federal funds toward consummation of the Headwaters Agreement. On February 27, 1998, the Company, MAXXAM and various government agencies entered into a Pre-Permit Application Agreement in Principle (the "HCP/SYP Agreement") regarding certain understandings that they had reached regarding the Multi-Species HCP, the Permit and the SYP. The HCP/SYP Agreement provides that the Permit and Multi-Species HCP would have a term of 50 years, and would limit the activities which could be conducted by the Company in twelve forest groves to those which would enhance habitat. These groves aggregate approximately 8,000 acres and consist of substantial quantities of virgin and residual old growth redwood and Douglas-fir timber.

          In addition to being an important milestone toward completion of the Headwaters Agreement, the Company also believes that the HCP/SYP
Agreement is a positive development in respect of the environmental challenges that it has faced over the last several years. Several species, including the northern spotted owl, the marbled murrelet and the coho salmon, have been listed as endangered or threatened under the federal Endangered Species Act ("ESA") and/or the California Endangered Species Act ("CESA"). The Company has developed federal and state northern spotted owl management plans which permit harvesting activities to be conducted so long as the Company adheres to certain measures designed to protect the northern spotted owl. The potential impact of the listings of the marbled murrelet and the coho salmon is more uncertain. If the Multi-Species HCP is approved, the Company would be issued the Permit, which would allow limited incidental "take" of listed species so long as there was no "jeopardy" to the species and the Multi-Species HCP would identify the measures to be instituted in order to minimize and mitigate the anticipated level of take to the greatest extent possible. The Multi-Species HCP would be designed to protect currently listed species as well as to consider candidate and future-listed species. The Company is also attempting to include in the Multi-Species HCP a resolution of the potential effect of limits by the Environmental Protection Agency ("EPA") on sedimentation, temperature and other factors for seventeen northern California rivers and certain of their tributaries, including rivers within the Company's timberlands. These limitations will be aimed at protecting water quality.

          Lawsuits are pending or threatened which seek to prevent the Company from implementing certain of its approved timber harvesting plans ("THPs"). While challenges with respect to the Company's young growth timber have historically been limited, a lawsuit was recently filed under the ESA which relates to a significant number of THPs covering young growth timber of the Company. While the Company expects these environmentally focused objections and lawsuits to continue, it believes that the HCP/SYP Agreement will enhance its position in connection with these challenges. The Company also believes that the Multi-Species HCP would expedite the preparation and facilitate approval of its THPs.

          The HCP/SYP Agreement also contains certain provisions relating to the SYP. Subject to further study, the Company expects the Company to propose a long-term sustained yield harvest level ("LTSY") which is somewhat less than the Company's recent harvest levels. If the SYP is approved, the Company will have complied with certain BOF regulations requiring that timber companies project timber growth and harvest on their timberlands over a 100-year planning period and establish an LTSY harvest level. The SYP must demonstrate that the average annual harvest over any rolling ten-year period will not exceed the LTSY harvest level and that the Company's projected timber inventory is capable of sustaining the LTSY harvest level in the last decade of the 100-year planning period. An approved SYP is expected to be valid for ten years, although it would be subject to review after five years. Thereafter, revised SYPs will be prepared every decade that address the LTSY harvest level based upon reassessment of changes in the resource base and other factors.

          The final terms of the SYP, the Multi-Species HCP and the Permit are subject to additional negotiation and agreement among the parties as well as public review and comment. While the parties are working diligently to complete the Multi-Species HCP and the SYP as well as the other closing conditions contained in the Headwaters Agreement, there can be no assurance that the Headwaters Agreement will be consummated or that an SYP, Multi-Species HCP or Permit acceptable to the Company will be approved.

          In the event that a Multi-Species HCP is not approved, the Company will not enjoy the benefits of expedited preparation and facilitated review of its THPs. Furthermore, if a Multi-Species HCP acceptable to the Company is not approved, it is impossible for the Company to determine the potential adverse effect of the listings of the marbled murrelet and coho salmon or the EPA s limitations on the Company's financial position, results of operations or liquidity until such time as the various regulatory and legal issues are resolved; however, if the Company is unable to harvest, or is severely limited in harvesting, on significant amounts of its timberlands, such effect could be materially adverse to the Company.

10.  SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION

          Items Related to 1992 Earthquake
          In 1995, the Company recorded reductions in cost of sales of $1,527,000 resulting from business interruption insurance reimbursements for higher operating costs and the related loss of revenues resulting from the April 1992 earthquake.


                                                    Years Ended December 31,
                                           -----------------------------------------
                                                1997          1996          1995
                                           ------------- ------------- -------------
                                                         (In thousands)
Supplemental information on non-cash
     investing and financing activities:
     Timber and timberlands acquired
          subject to long-term debt        $      9,445  $          -  $        615
Supplemental disclosure of cash flow
     information:
     Interest paid, net of capitalized
          interest                         $     52,380  $     52,517  $     53,636
     Income taxes paid (refunded)                   166           221        (5,190)
     Tax allocation payments to MAXXAM              454           330             -



11.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

          Summary quarterly financial information for the years ended December 31, 1997 and 1996 is as follows (in thousands):



                                                  Three Months Ended
                               -------------------------------------------------------
                                  March 31      June 30     September 30  December 31
                               ------------- ------------- ------------- -------------
1997:
     Net sales                 $      60,849 $      67,810 $      66,592 $      66,126
     Operating income                 16,512        20,810        20,584        16,659
     Net income                        2,193         4,905         4,678         3,813

1996:
     Net sales                 $      54,903 $      65,299 $      62,965 $      61,682
     Operating income                 14,310        17,485        15,415        19,090
     Net income                          884         3,144         1,473         4,445


